Exhibit 99.1

Vermilion Energy Trust Announces $0.19 Cash Distribution for August 17, 2009 Payment Date and Exchangeable Share Ratio Increase

CALGARY, Alberta--(BUSINESS WIRE)--July 15, 2009--Vermilion Energy Trust (VET.UN – TSX) is pleased to announce the cash distribution of $0.19 per trust unit payable on August 17, 2009 to all unitholders of record on July 31, 2009. The ex-distribution date for this payment is July 29, 2009. Vermilion has paid cumulative distributions per unit totalling $13.47 since inception as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.73300 to 1.74458. Details used in the calculation of the Exchange ratio can be found on our website at http://www.vermilionenergy.com/ir/exchangeableshares.cfm or by contacting Vermilion’s Investor Relations Department at (403) 269-4884.

The increase will be effective on July 15, 2009. A “Notice of Retraction” must be received by Computershare by July 22, 2009 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on August 17, 2009. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

CONTACT:
Vermilion Energy Trust
Paul Beique, Vice President Capital Markets
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com